Filed Pursuant To Rule 433

Registration No. 333-203585

October 30, 2015

SPDR® Gold Shares GLD
Intraday NAV Ticker Fund Inception Date The Price of Gold
GLDIV 11/18/2004 The spot price for gold bullion is determined by market forces
Index Ticker Objective in the 24-hour global over-the-counter (OTC) market for gold.
N/A The investment objective of the Trust is for SPDR® The OTC market accounts for most global gold trading, and Gold Shares (GLD®) to reflect the performance of the prices quoted reflect the information available to the market at price of gold bullion, less the Trust’s expenses. any given time. The price, holdings, and net asset value of Gold Shares, as well as market data for the overall gold bullion Ordinary brokerage commissions may apply.market, can be tracked daily at www.spdrgoldshares.com.
Performance Total Return NAV (%) MARKET VALUE (%) LBMA Gold Price PM (%) QTD -4.97 -4.90 -4.87 YTD -7.39 -5.92 -7.63 Annualized 1 Year -8.79 -8.05 -8.43 3 Year -14.75 -14.67 -14.40 5 Year -3.53 -3.53 -3.14 10 Year 8.50 8.63 8.93 (%)
Gross Expense Ratio‡ 0.40 Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance. The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund’s NAV is calculated. If you trade your shares at another time, your return may differ. Effective March 20, 2015, the SPDR Gold Trust (GLD) adopted the LBMA Gold Price PM as the reference benchmark price of gold in calculating the Net Asset Value (NAV) of the Trust. Prior to that date, the Trust used the London PM Fix as the reference benchmark price in calculating the NAV. Effective July 17, 2015, the Sponsor receives a fee of 0.40% per year of the daily net asset value, or daily NAV, of the Trust, and is responsible for all ordinary fees and expenses of the Trust.
Advantages Easily Accessible Listed on the NYSE Arca.Transparent There exists a 24-hour global over-the-counter market for Secure The Gold Shares represent fractional, undivided interests gold bullion, which provides readily available market data.in the Trust, the sole assets of which are physical gold The price, holdings and net asset value of Gold Shares, as bullion and, from time to time, cash. well as market data for the overall gold bullion market, can be tracked daily at: www.spdrgoldshares.com. Cost Effective For many investors, the transaction costs related to the Flexible Gold Shares are listed on the NYSE Arca (Ticker: GLD) and Gold Shares are expected to be lower than the costs trade the same way ordinary stocks do. It is possible to associated with the purchase, storage and insurance of buy or sell Gold Shares continuously throughout the physical gold. trading day on the exchange at prices established by the Liquid Structure allows for baskets to be created and redeemed market. Additionally, it is possible to place market, limit according to market demand, creating liquidity.and stop-loss orders for Gold Shares.
‡The gross expense ratio is the Trust’s annual operating expense ratio. See the Trust’s most recent prospectus for a definition of Trust expenses.
spdrs.com

SPDR® Gold Shares As of 09/30/2015 State Street Global Advisors
Key Facts Management Bloomberg SPDR Sponsor World Gold Trust Services, LLC
Ticker Symbol GLD Custodian HSBC Bank plc CUSIP 78463V107 Trustee BNY Mellon Asset Servicing, a division of
Exchange NYSE ARCA EXCHANGE The Bank of New York Mellon Short Sale Eligible Yes Marketing Agent State Street Global Markets, LLC Margin Eligible Yes Investing in commodities entails significant risk and is not appropriate for all investors.
Neither diversification nor asset allocation ensure profit or guarantee against loss. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress. ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns. Important Information Relating to SPDR Gold Trust:
The SPDR GoldTrust (“GLD®”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. The GLD Prospectus is available by clicking here. All references to LBMA Gold Price PM are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced. “SPDR” is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by State Street Corporation. Standard & Poor’s® and S&P®
are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); SPDR is a trademark of the SPDJI; and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of SPDR. For more information contact State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111, 866.320.4053 or visit www.spdrgoldshares.com. Not FDIC Insured * No Bank Guarantee * May Lose Value Date of First Use: October 2015 Expiration Date: 01/20/2016 ETF-GLD 20151030/10:17

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.